Vari-Vest Series of VUL

Virtus VUL

GP VUL

Vari-Asset Builder

Vari-Vest Survivor

AuguStarSM Life Assurance Company

AuguStarSM Variable Account R

Supplement dated October 9, 2024

to the Prospectuses dated May 1, 2019 and

Update Notices dated April 30, 2024

The following supplements the prospectuses dated May 1, 2019, as may be previously supplemented, and the update notices dated April 30, 2024, as previously supplemented. Please read this supplement in conjunction with your prospectus and update notice and retain it for future reference.

For Vari-Vest II and Vari-Vest IV, effective market close on December 4, 2024, the Morgan Stanley VIF U.S. Real Estate Portfolio (the “Portfolio”), Class I shares will close to all investors.

For Vari-Vest V, effective market close on December 4, 2024, the Portfolio’s Class I and Class II shares will close to all investors.

For Virtus VUL, GP VUL, Vari-Vest Asset Builder and Vari-Vest Survivor, effective market close on December 4, 2024, the Portfolio’s Class II shares will close to all investors.

On or about December 6, 2024, the Portfolio will liquidate. Upon liquidation, your investment in the Portfolio will be transferred into the Fidelity® VIP Government Money Market Portfolio. Any future allocation, dollar cost averaging or rebalancing instructions on your contract that are impacted will be updated automatically.

You may change investment allocations at any time by contacting customer service at 800.366.6654. Fund and product documents may be found online at www.augustarfinancial.com/variableproducts.

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